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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
										SEC FILE NUMBER
								  0-8804
NOTIFICATION OF LATE FILING
										CUSIP NUMBER
																			816006

(Check One):	/X/Form 10-K	/ /Form 20-F	/ /Form 11-K	/ /Form 10-Q
	/ /Form N-SAR

				For Period Ended:   December 31,1994
				/   / Transition Report on Form 10-K
				/   / Transition Report on Form 20-F
				/   / Transition Report on Form 11-K
				/   / Transition Report on Form 10-Q
				/   / Transition Report on Form N-SAR
				For the Transition Period Ended:____________________

Read Instruction (on back page) Before Preparing Form. Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

PART I - REGISTRANT INFORMATION

  The Seibels Bruce Group, Inc.
Full Name of Registrant

_________________________________________________________________
Former Name if Applicable

  1501 Lady Street
Address of Principal Executive Office (Street and Number)

  Columbia, South Carolina 29201
City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in part III
			of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report,
	/X/		transition report on Form 10-K, Form 20-F, 11-K or Form
			N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

	See the press release, dated March 31, 1995, atttached hereto as Exhibit A.



PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification

Priscilla C. Brooks					(803)				 748-2000
      (Name)            		(Area Code)		  (Telephone Number)



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(2)	Have all other periodic reports required under Section 13
or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the
preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?
If answer is no, identify report(s).	/X/Yes	/ / No

	____________________________________________________________

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?
	/X/ Yes	/ / No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See the press release, dated March 31, 1995, atttached hereto as Exhibit A.

_______________The Seibels Bruce Group, Inc.__________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 1995	 					By /s/	Mary Gardner




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NEWS RELEASE....FRIDAY, MARCH 31, 1995...Columbia, South Carolina

The Seibels Bruce Group, Inc. (the "Company") (NASDAQ:SBIG), the Columbia, South Carolina based property and casualty insurance company, has announced that it is unable to file with the Securities and Exchange Commission its annual report on Form 10-K for the fiscal year December 31, 1994 by March 31, 1995, as required. The annual report is unable to be filed by the prescribed time due to numerous factors including the timely completion of the external audit by certified public accountants and the recent resignation of the Company's Chief Financial Officer.

The insurance company subsidiaries of the Company recently filed the unaudited statutory annual statements with regulatory authorities. These statements reflected a significant fourth quarter and annual loss on a statutory basis. While the certified public accountants audit continues, it is expected that the earnings of The Seibels Bruce Group, Inc. will reflect an annual operating loss on the basis of generally accepted accounting principles that will significantly exceed the statutory loss previously reported. The statutory annual statement may be subject to amendment, increasing the existing regulatory uncertainties.

The principal cause of the loss is strengthening of loss and settlement reserves in the fourth quarter for the property/casualty operations, largely business that the Company ceased to underwrite some ten years ago. The Company has been plagued for several years with losses reported annually that relate to prior years. At this time, an effort is being made to put that problem behind with major reserve adjustments that will minimize any penalty to future earnings.

In addition, as previously reported by the Company, a renegotiated contract with the South Carolina Reinsurance
Facility effective October 1, 1994 is causing compression of contribution to profit. Furthermore, a reduction in invested funds continues to cause decreases in investment income while the sale of securities in order to provide operating cash has triggered further capital losses.

John C. West, Chairman of the Board, stated that new management of the Company is working closely with the South Carolina


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Department of Insurance in developing and implementing a
responsive operating plan to stabilize the financial condition of the Company and return it to profitability. This plan addresses the Company continuing to cut costs, discontinuing lines of business that are not profitable, realizing and providing for past exposures and raising additional capital, like the successful rights offering completed in the first quarter of 1995 which raised more than $5,000,000. Mr. West cautioned, however, that the Company's operating prospects continue to be subject to significant uncertainties.

The Company currently anticipates that the fiscal year end results will be announced by April 17, 1995.

Contact Person:	Priscilla Brooks
				Corporate Secretary
				(803) 748-2304